UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Byrna Technologies Inc.

(Exact name of registrant as specified in its charter)

Delaware	71-1050654
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

100 Burtt Road, Suite 115 Andover, MA	01810
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.001 par value per share	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

None

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.	Description of Registrant’s Securities to be Registered.

The description of the common stock, par value $0.001 per share, of Byrna Technologies Inc. (the “Byrna” or the “Company”) is provided below.

Authorized Common Stock

Byrna’s authorized common stock consists of 300,000,000 shares, par value $0.001 per share.

Outstanding Capital Stock

As of May 4, 2021, there were 20,605,233 shares of our common stock issued and outstanding. Additionally, approximately 642,050 shares of common stock are issuable upon the exercise of outstanding stock options granted under the Byrna Technologies Inc. 2020 Equity Incentive Plan (including both vested and unvested options). The authorized but unissued shares of common stock are available for future issuance without stockholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange. All of Byrna’s issued and outstanding shares of common stock are validly issued, fully paid and non-assessable.

Byrna Common Stock

Except with respect to voting rights, conversion rights and certain distributions of our capital stock, holders of our common stock will rank equally with respect to distributions and have identical rights, preferences, privileges and restrictions, including the right to attend meetings and receive any information distributed by Byrna with respect to such meetings.

Dividends

Holders of our common stock are entitled to receive ratably such dividends as may be authorized by the Board and declared by Byrna from time to time out of legally available funds. In no event will any stock dividends or stock splits or combinations of stock be authorized, declared or made on common stock unless the shares of common stock are treated equally and identically.

The ability of the Board to authorize, and our ability to declare and pay, dividends on our common stock is subject to the laws of the State of Delaware and the terms of any senior securities (including the terms of our preferred stock) Byrna may then have outstanding.

Voting Rights

Each holder of our common stock is entitled to one vote for each share of record held on all matters submitted to a vote of our stockholders, except as otherwise required by law. Directors are elected by a majority of the votes cast at the meeting of the stockholders, provided, however, that if the Secretary determines that the number of nominees for director exceeds the number of directors to be elected, directors shall be elected by a plurality of the votes of the shares represented in person or by proxy at any meeting of stockholders held to elect directors and entitled to vote on such election of directors.

Unless otherwise required by law, the Certificate of Incorporation, or the Bylaws, any matter, other than the election of directors, brought before any meeting of stockholders shall be decided by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the matter.

Liquidation Rights

In the event of Byrna’s liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after payment of liabilities, including but not limited to the liquidation preference of any then outstanding our preferred stock.

Authorized but Unissued Byrna Capital Stock

The DGCL does not generally require stockholder approval for the issuance of authorized shares, and the Board may issue new shares from time to time without further approval of the holders of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved our common stock or preferred stock may be to enable the Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Byrna by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities they may believe are in their best interests or in which they may receive a premium for their Byrna common stock over the market price of the common stock.

Anti-Takeover Effects of Provisions of Applicable Law and the Byrna Charter and Byrna Bylaws

Certain provisions of the DGCL may have the effect of delaying, deterring or preventing a transaction or a change in the control that might otherwise be in the best interests of our stockholders.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

●	prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	on or subsequent to the date of the transaction, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who owns 15% or more of a corporation’s outstanding voting securities, or is an affiliate or associate of the corporation and within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities, and affiliates and associates of such person. The existence of this provision may have an anti-takeover effect with respect to transactions our Board of Directors does not approve in advance. Section 203 may also discourage attempts that might result in a premium over the market price for the shares of capital stock held by stockholders.

Item 2.	Exhibits.

In accordance with the “Instructions as to Exhibits” for Form 8-A, no exhibits are required to be filed as part of this registration statement because no other securities of the Company are registered on the Nasdaq Stock Market LLC, and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BYRNA TECHNOLOGIES INC.

Date: May 4, 2021	By:	/s/ Bryan Ganz
Name: Bryan Ganz Title: Chief Executive Officer